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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 10)*



                         Hallwood Energy Corporation
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                               (Name of Issuer)


                   Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                  805575206
                     -----------------------------------
                                (CUSIP Number)

                             W. Alan Kailer, Esq.
               Jenkens & Gilchrist, a Professional Corporation
                         1445 Ross Avenue, Suite 3200
                           Dallas, Texas 75202-2799
                                (214) 855-4500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                     November 28, 1995 - December 8, 1995
                     ------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP NO. 805575206                                            PAGE 2 OF 4 PAGES



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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      The Hallwood Group Incorporated                                 51-0261339
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

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 3    SEC USE ONLY



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 4    SOURCE OF FUNDS(1)


      WC
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



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 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
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                               7     SOLE VOTING POWER

          NUMBER OF
                                     633,917*
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     633,917*
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                        0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      633,917*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      80.0*
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14    TYPE OF REPORTING PERSON*


      CO
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* Assumes the conversion of 356,000 shares of Series E Preferred Stock of the
  Company owned by The Hallwood Group Incorporated.

                     (1) SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

         This Amendment No. 10 to Schedule 13D amends the Schedule 13D, filed January 17, 1985, by The Hallwood Group Incorporated, a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used but not defined have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Hallwood purchased 12,126 shares of the Company's Common Stock for an aggregate purchase price of $200,050.50. Such purchase price was paid with funds from Hallwood's working capital.

ITEM 4.  PURPOSE OF TRANSACTIONS.

                 Hallwood intends to own in excess of 80% of the Company's Common Stock in order to enable the Company to be consolidated with Hallwood for federal income tax purposes. Hallwood has no other plans or proposals with respect to the Company required to be reported pursuant to this Item.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a) As of the date of this filing and assuming the conversion of 356,000 shares of Series E Preferred Stock of the Company owned by Hallwood, Hallwood owns 633,917 shares (the "Shares") of the Common Stock of the Company, representing approximately 80.0% of the shares of Common Stock outstanding on November 10, 1995, as reported in the Company's Form 10-Q for the quarter ended September 30, 1995 (the "Outstanding Common Stock"). Except for William L. Guzzetti, none of the Instruction C Persons own Common Stock. Mr. Guzzetti owns 285 shares of Common Stock, representing less than 1.0% of the Outstanding Common Stock.

  (b) Hallwood has sole voting and dispositive power over the Shares. William L. Guzzetti has sole voting and dispositive power over the 285 shares of Common Stock he owns.

  (c) Hallwood purchased 19 shares of Common Stock at $15.00 per share on November 28, 1995, 6,638 shares of Common Stock at $16.50 per share on November 30, 1995 and 5,469 shares of Common Stock at $16.50 per share on December 8, 1995.

  (d)    Not applicable.





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  (e)    Not applicable.

                                   SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 19, 1995             THE HALLWOOD GROUP INCORPORATED


                                     By:     /s/ MELVIN J. MELLE
                                             ---------------------------------
                                             Melvin J. Melle
                                             Vice President, Chief Financial
                                             Officer and Secretary





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